UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



                               FORM 12b-25

                       Notification of Late Filing

                        CUSIP Number  00214P106

(Check One)

[ ] Form 10-K and Form 10-KSB
[ ] Form 20-F
[X] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

For Period Ended:  12/31/18

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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Nothing in this Form shall be construed to imply that the
Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  AS-IP TECH, INC.

Former Name if Applicable:  ASI ENTERTAINMENT, INC.

Address of Principal Executive Office (Street and Number)

2/1 Contour Close
Research, Victoria, 3095, Australia

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort and expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be within the prescribed period.

The registrant is unable to file its Quarterly Report on Form 10-Q for the period ended December 31, 2018, within the prescribed time period because of delays in completing the accounts and audit.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Philip Shiels  +1 424-888-2212

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

( ) Yes      (X) No, Form 10-K for the fiscal year ended June 30, 2018 and
Form 10-Q for the period ended September 30, 2018

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

(X) Yes      ( ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Following release of its new business jet product in November 2018, the Companys agents have reported their first sales in Europe and North America. Hardware sales of $29,970 were recorded in the 3 months ended December 2018 compared to nil in the corresponding period in 2017. As a result, the Company recorded total sales of $53,902 for the three month period ended December 31, 2018 and gross profit of $34,220 compared to sales of $25,244 and gross profit of $20,426 in the corresponding period in 2017.

Total operating expenses were $209,741 and $195,659 in the three months ended December 31, 2018 and 2017 respectively.

Other expenses increased from $8,984 for the three months ended December 31, 2017 to $56,150 for the three months ended December 31, 2018 due to capital raising costs and interest on convertible notes raised to fund its airline program. The Company raised approximately $165,000 in the December 2018 quarter from a private placement to fund its airline program.

The Company expects to report a Net Loss of $231,671 for the three months ended December 31, 2018 compared to a Net Loss of $184,218 in the corresponding period in 2017.


AS-IP TECH, INC.
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(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: February 14, 2019          By: Philip Shiels
                                  Chief Financial Officer